

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP: 3561

April 11, 2016

<u>Via E-mail</u>
Marc Johnson
Energizer Resources Inc.
520 – 141 Adelaide Street West
Toronto, Ontario, Canada M5H 3L5

> **Re: Energizer Resources Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2015**
> **Response Dated March 14, 2016**
> **File No. 000-51151**

Dear Mr. Johnson:

We have reviewed your March 14, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 29, 2016 letter.

1.   We note your reserve estimates use a projected graphite basket price that appears to be the year-end 2014 prices increasing 7% annually until 2025, then increasing 2% annually thereafter to the end of mine life. This is not the fixed 3-year historical average price utilized by other mining companies to estimate economically viable mining operations. Please modify your filing and provide a comparison of the project's economic indicators between your projected and escalating graphite basket prices and the historical three-year average price, giving equal prominence to each scenario.

Please contact George K. Schuler, Mining Engineer at (202) 551-3718 or me at (202) 551-3795 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining